Exhibit 21
AMGEN INC.

STATE OR OTHER JURISDICTION OF
SUBSIDIARY	INCORPORATION
(Name under which subsidiary does business)	OR ORGANIZATION
Immunex Corporation	Washington
Amgen Manufacturing, Limited	Bermuda
Amgen USA Inc.	Delaware